SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
             TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFFLLP.COM

                                                                  March 21, 2005

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Office of Small Business Operations
Securities and Exchange Commission
450 5th Street, N.W.- Mail Stop 3-09
Washington, D.C. 20549

Attn: Sonia Barros

      RE:   Xact Aid, Inc.
            Amendment No. 2 to Registration Statement on Form SB-2, filed March 8, 2005 File No. 333-120807

Dear Ms. Barros:

      Xact Aid, Inc., a Delaware corporation, has today filed amendment no. 2 to the above-referenced registration statement. This letter responds to your letter dated March 15, 2005 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

Comment   Page
#         #
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#1        #3 We have revised the referenced disclosure.

#2        #35 "Although we now anticipate revenues to commence in the calender quarter ended June 30, 2005, there is no change concerning our ability to fund additional operating cash flow requirements."

#3        As stated on page 16, the Company has only issued $700,000 of notes and accordingly has received $700,000 in gross proceeds.


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#4        #5 The amounts for Share Capital have been inserted in the tabular disclosure Summary of Financial Data. The amount for 6-30-04 is $35,801 and the amount for 12-31-04 is $622,290.

#5        #17   We have added the referenced disclosure.

#6        #17 "Prepayment of 8 months of interest was a requirement of the
November 2004 Convertible Note financing. Such prepayment was required to be paid with the funding of each tranch. The total prepayment of interest at the rate of 10% per annum for an 8 month period on the entire $1,000,000 financing equals $66,667. The amount of interest already prepaid on the $700,000 of gross funds received in November 2004 and December 2004 was $40,667 (10% times $700,000 for an 8 month period). Upon funding of the remaining $300,000 tranch, an additional $20,000 of prepaid interest will be paid, making the total prepaid interest $66,667."

#7        #19 - #21 We have revised the referenced disclosure.

#8        #19 - #21 We have revised the referenced disclosure.

#9        #29 Disclosure in "Our Business" section has been revised to delete references to dates, and now reads as follows:

"For example, we have received an initial purchase order from Ace Hardware; we have been assigned a vendor number and currently have been added to Target's shelving plan; we are being considered for inclusion in Costco's floor plan; CVS is currently reviewing our products for their shelves; and Rite Aid will advise us as to their plans to carry our products. We are confident that our products will be introduced to the stores, although it is not uncommon for delays to occur with major-store decisions regarding the layout or placement of products within a store. Some reasons for delay are (i) the store has ample Page 2 time within its season to delay the decision; (ii) the store product-placement plan has not yet been finalized; (iii) management is not ready to incur costs required to make a change for a relatively minor product adjustment; and/or (iv) the store intends to coordinate the change with other new product placement."

#10       We have filed the requested agreement.

#11       6-30-04

          Financials The Auditors Report for the 6-30-04 audited financial statements reflects that the statements have been restated. The effect of such restatement of the financial statements have been explained in a new Note 13 to the financial statements which reads as follows:

"The June 30, 2004 audited financial statements have been restated to comply and update the financial statements in accordance with comments made by the Securities and Exchange Commission. The financial statements were restated to retroactively record a November 15, 2004 transaction where the Company acquired its business activities and assets from Addison-Davis Diagnostics, Inc., its parent company in anticipation of a spin-off from Addison-Davis Diagnostics, Inc. The only significant change due to the transaction was the Company's issuance of 2,000,000 shares of its common stock to Addiion-Davis Diagnostics, Inc. for inventory valued at $35,701. The restated financial statements had zero effect on the Statement of Operations, thus zero change to the related per share calculations."


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

#12       6-30-04

          Financials Compliance with paragraph D16 of SFAS 141 has been confirmed. Such confirmation has been reflected in an additional paragraph to
Note 2 to the 6-30-04 audited financial statements which reads as follows:

      "In accordance with paragraph D16 of SFAS 141 the June 30, 2004 Statement of Operations reflect and comprise the results of the Company's combined operations as though they had occurred at the beginning of the period. Revisions to the restated financial statements (specifically the Statement of Operations) were not necessary, as the Company reported all its results of operations in accordance with paragraph 16D of SFAS 141 in its initial report"

#13       6-30-04

          Financials The Company estimated the fair value of each warrant at the warrant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for warrants during the period ended December 31, 2004: no dividend yield, expected volatility of 17.1%, risk-free interest rates of 5% and expected lives of two years. Appropriate notes to the financial statements have been revised to remove the reference to a beneficial conversion, as it does not pertain. Changes to the appropriate notes to financial statements have been made to reflect the above.

#14       6-30-04

          Financials Balance Sheet in the financial statements has been revised to reflect the corrected debt discount of $613,758 in place of $641,029. Also, Note 12 to the June 30, 2004 financial statements and Note 12 to the December 31, 2004 financial statements have been revised to discuss the impact the issuance of notes and warrants will have on future results of operations.

#15       12-31-04

          Financials The Statement of Operations and Statement of Cash Flows in the 12-31-04 financial statements have been revised to include cumulative amounts from inception.

#16       12-31-04

          Financials The disclosure required by Instruction 2 to Item 310(b) of Regulation S-B has been made in the 12-31-04 financial statements by the inclusion of two additional paragraphs expanding Note 1 to reflect that the financial statements contain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles and to reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained herein. Such expansion reads as follows:


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

      "The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in Page 3 financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate in fairly presenting the financial position of the Company.

      These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained herein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the year ended June 30, 2004 and notes thereto. The Company follows the same accounting policies in the preparation of interim reports."

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                        Very truly yours,


                                        /s/ Darrin M. Ocasio, Esq.


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